Exhibit 99.1

THIRD SUPPLEMENTAL WARRANT INDENTURE

THIS THIRD SUPPLEMENTAL WARRANT INDENTURE dated as of the 14th day of February, 2014

B E T W E E N:

SANDSTORM GOLD LTD.,
a company incorporated under the laws of the Province of British Columbia

(hereinafter called the “Company”)

A N D:

COMPUTERSHARE TRUST COMPANY OF CANADA,
a trust company governed by the laws of Canada

(hereinafter called the “Warrant Agent”)

WHEREAS the Company and the Warrant Agent executed a Common Share Purchase Warrant Indenture dated as of April 23, 2009 (the “Original Warrant Indenture”), as supplemented by a Supplemental Warrant Indenture dated as of October 14, 2009 (the “First Supplemental Warrant Indenture”) and a Second Supplemental Warrant Indenture dated May 9, 2012 (the “Second Supplemental Warrant Indenture”) (collectively referred to herein as the “Warrant Indenture”);

AND WHEREAS an aggregate of 102,851,472 Warrants (as defined in the Warrant Indenture) were issued pursuant to the Warrant Indenture;

AND WHEREAS section 7.1(f) of the Original Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture for the purpose of adding to or amending the provisions of the Original Warrant Indenture in respect of the transfer of Warrants, making provision for the exchange of Warrants and making any modification in the form of the Warrant Certificate which does not affect the substance thereof;

AND WHEREAS ARTICLE 3, EXERCISE OF WARRANTS of the Original Warrant Indenture contains provisions which restrict the exercise of the Warrants to surrender of a physical Warrant Certificate representing such Warrants to the Warrant Agent, with the result that those Warrantholders who are holding their Warrants through a Depository are required to withdraw their Warrants from the Depository prior to being able to submit such Warrants to the Warrant Agent for exercise prior to the expiry time and date of 5 p.m. (Toronto time) on April 23, 2014 (the “Expiry Time”);

AND WHEREAS in order to provide the Warrantholders with additional flexibility with respect to the exercise of their Warrants and in order to maintain a more orderly market with respect to the exercise of the remaining Warrants by the Warrantholders prior to the Expiry Time, the Company and the Warrant Agent are desirous of causing the certificated form of Warrants held by the Depository to be exchanged for a book entry position which will then permit the Warrantholders whose Warrants are held through said Depository to exercise their Warrants electronically through the Depository;

AND WHEREAS in order to facilitate the exchange of the physical Warrant certificate(s) held by the Depository for an electronic position, the Company and the Warrant Agent are required to enter into this Third Supplemental Warrant Indenture to amend Article 3, Exercise of Warrants of the Original Warrant Indenture, which amendments will then permit the electronic exercise of Warrants held through the Depository;

AND WHEREAS the Board of Directors of the Company has passed resolutions approving the amendments to the Warrant Indenture set forth herein and implemented hereby;

NOW THEREFORE THIS THIRD SUPPLEMENTAL WARRANT INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1.            This Third Supplemental Warrant Indenture (as hereinafter defined) is supplemental to the Warrant Indenture and the Warrant Indenture shall henceforth be read in conjunction with this Third Supplemental Warrant Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this Third Supplemental Warrant Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture;

2.            On and after the date hereof, each reference to the Warrant Indenture, as amended by this Third Supplemental Warrant Indenture, “this Indenture”, “herein”, “hereby”, and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture as amended hereby. Except as specifically amended by the First Supplemental Warrant Indenture, the Second Supplemental Warrant Indenture and this Third Supplemental Warrant Indenture, all other terms and conditions of the Original Warrant Indenture shall remain in full force and unchanged;

3.            Capitalized terms used herein but not otherwise defined shall have the meaning given to such terms in the Warrant Indenture;

4.            Section 1.1 of the Original Warrant Indenture is hereby amended to add the following definitions:

“Book Entry Only Participants” means institutions that participate directly or indirectly in the Depository’s book entry registration system for the Warrants;

“Book Entry Only Warrants” means Warrants that are to be held only by or on behalf of the Depository;

“CDS Participant” means a broker client of the Depository;

“Certificated Warrant” means a Warrant evidenced by a writing or writings substantially in the form of Schedule “A”, attached hereto’

“Depository” means CDS Clearing and Depository Services Inc. or such other Person as is designated in writing by the Company to act as depository in respect of the Warrants;

“Registered Warrantholders” means the persons who are registered owners of Warrants as such names appear on the register, and for greater certainty, shall include the Depository as well as the holders of Uncertificated Warrants appearing on the register of the Warrant Agent;

“Third Supplemental Warrant Indenture” means the Third Supplemental Warrant Indenture between the Company and the Warrant Agent dated February 14, 2014; and

“Uncertificated Warrant” means any Warrant which is not a Certificated Warrant;

5.            The following definition in Section 1.1 of the Original Warrant Indenture is hereby amended to read as follows:

“Warrantholders”, or “holders” without reference to Warrants, means the warrantholders as and in respect of Warrants registered in the name of the Depository and includes owners of Warrants who beneficially hold securities entitlements in respect of the Warrants through a Book Entry Only Participant or means, at a particular time, the Persons entered in the register hereinafter mentioned as holders of Warrants outstanding at such time;

6.            The entirety of that article of the Original Warrant Indenture entitled ARTICLE 3, EXERCISE OF WARRANTS shall be removed and shall be replaced with the following:

“ARTICLE 3

EXERCISE OF WARRANTS

Section 3.1 Warrant Exercise

(1)        Registered Warrantholders of Warrant Certificates who wish to exercise the Warrants held by them in order to acquire Common Shares must complete the subscription form (the “Subscription Form”) attached to the Warrant Certificate(s) which form is attached hereto as Schedule “A”, which may be amended by the Company with the consent of the Warrant Agent, if such amendment does not, in the reasonable opinion of the Company and the Warrant Agent, which may be based on the advice of Counsel, materially and adversely affect the rights, entitlements and interests of the Warrantholders, and deliver such certificate(s), the executed Subscription Form and a certified cheque, bank draft or money order payable to or to the order of the Company for the aggregate Exercise Price to the Warrant Agent at its principal stock transfer offices in Vancouver, British Columbia or Toronto, Ontario (or at such additional place or places as may be decided by the Company from time to time with the approval of the Warrant Agent). The Warrants represented by a Warrant Certificate shall be deemed to be surrendered upon personal delivery of such certificate, Subscription Form and aggregate Exercise Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at its principal office in the City of Vancouver, British Columbia or Toronto, Ontario.

  (2)       In addition to completing the Subscription Form attached to the Warrant Certificate(s), a Warrantholder who is a person in the United States, a U.S. Person, a person exercising for the account or benefit of a U.S. Person, or person requesting delivery of the

Common Shares issuable upon exercise of the Warrants in the United States must provide an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company and the Warrant Agent that the exercise is exempt from the registration requirements of applicable securities laws of any state of the United States and the U.S. Securities Act; provided however that in the case of an Accredited Investor who purchased Subscription Receipts or Units from the Company under which such Warrants were issued, such Warrantholder will not be required to deliver an opinion of counsel in connection with the due exercise of the Warrant provided that the Warrantholder provides the certification set forth in paragraph B. of the Subscription Form.

(3)           A beneficial holder of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system who desires to exercise his/her/its Warrants must do so by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner’s intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the aggregate Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (“Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through the book entry registration system. A Beneficial Owner of Warrants issued in uncertificated form who desires to exercise his/her/its Warrants must do so by causing a CDS Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner’s intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (a “Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through a book based registration system, including CDSX. An electronic exercise of the Warrants initiated by the CDS Participant through a book based registration system, including CDSX, shall constitute a representation to both the Company and the Warrant Agent that the Beneficial Owner at the time of exercise of such Warrants (a) is not in the United States; (b) is not a U.S. Person and is not exercising such Warrants on behalf of a U.S. Person or a Person in the United States; and (c) did not execute or deliver the notice of the owner’s intention to exercise such Warrants in the United States. If the CDS Participant is not able to make or deliver the foregoing representation by initiating the electronic exercise of the Warrants, then such Warrants shall be withdrawn from the book based registration system, including CDSX by the CDS Participant and an individually registered Warrant Certificate shall be issued by the Warrant Agent to such Beneficial Owner or CDS Participant and the exercise procedures set forth in Section 3.1(1) shall be followed.

(4)           Payment representing the aggregate Exercise Price must be provided to the appropriate office of the Book Entry Only Participant in a manner acceptable to it. A notice in form acceptable to the Book Entry Only Participant and payment from such beneficial holder should be provided to the Book Entry Only Participant sufficiently in advance so as to permit the Book Entry Only Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to Expiry Time. The Depository will initiate the exercise by way of the Confirmation and forward the aggregate Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to the Depository through the book entry registration system the Common Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Entry Only Participant exercising the Warrants on its behalf.

(5)           By causing a Book Entry Only Participant to deliver notice to the Depository, a Warrantholder shall be deemed to have irrevocably surrendered his/her/its Warrants so exercised and appointed such Book Entry Only Participant to act as his/her/its exclusive settlement agent with respect to the exercise and the receipt of Common Shares in connection with the obligations arising from such exercise.

(6)           Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Entry Only Participant to exercise or to give effect to the settlement thereof in accordance with the Warrantholder’s instructions will not give rise to any obligations or liability on the part of the Company or Warrant Agent to the Book Entry Only Participant or the Warrantholder.

(7)           Any Subscription Form or subscription notice referred to in this Section 3.1 shall be signed by the Registered Warrantholder, or its executors or administrators or other legal representatives or an attorney of the Registered Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such exercise form need not be executed by the Depository.

(8)           Any exercise referred to in this Section 3.1 shall require that the entire Exercise Price for Common Shares subscribed must be paid at the time of subscription and such Exercise Price and original Subscription Form executed by the Registered Warrantholder or the Confirmation from the Depository must be received by the Warrant Agent prior to the Expiry Time.

(9)           Warrants may only be exercised pursuant to this Section 3.1 by or on behalf of a Registered Warrantholder, as applicable, who makes the certifications set forth on the Subscription Form set out in Schedule A or as provided herein.

(10)        If the form of Subscription Form set forth in the Warrant Certificate shall have been amended, the Company shall cause the amended Subscription Form to be forwarded to all Registered Warrantholders.

(11)        Subscription Forms and Confirmations must be delivered to the Warrant Agent at any time during the Warrant Agent’s actual business hours on any Business Day prior to the Expiry Time. Any Subscription Forms or Confirmations received by the Warrant Agent after business hours on any Business Day other than the Expiry Date will be deemed to have been received by the Warrant Agent on the next following Business Day.

(12)        Any Warrant with respect to which a Confirmation is not received by the Warrant Agent before the Expiry Time shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

Section 3.2 Prohibition on Exercise by U.S. Persons; Exception

(1)          Warrants may not be exercised by or on behalf of, or for the account or benefit of, any U.S. Person or any person in the United States unless an exemption is available from the registration requirements of the U.S. Securities Act and applicable state securities laws and the holder of the Warrants has furnished an opinion of counsel of recognized standing in form and substance satisfactory to the Company to such effect; provided that an Accredited Investor that purchased the original Subscription Receipts or the Units pursuant to which the holder acquired the Warrants directly from the Company will not be required to deliver an opinion of counsel in connection with the exercise of such Warrants, provided it provides the certification required in paragraph 3.2(2)(b) below. The Warrant Agent shall be entitled to rely upon the registered address of the Warrantholder as set forth in such Warrantholder’s subscription agreement for the purchase of the Subscription Receipts or the Units in determining whether the address is in the United States or the Warrantholder is a U.S. Person.

(2)          Any holder which exercises any Warrants shall provide to the Company either:

(a)	a written certification that such holder (a) at the time of exercise of the Warrants is not in the United States; (b) is not a U.S. Person and is not exercising the Warrants on behalf of a U.S. Person; and (c) did not execute or deliver the subscription Form for the Warrants in the United States;
(b)	a written certification that the holder (a) acquired the Warrants directly from the Company pursuant to a written subscription agreement for the purchase of the Subscription Receipts or the Units, as the case may be; (b) is exercising the Warrants solely for its own account or for the benefit of a U.S. Person or a person in the United States for whose account such holder acquired the Warrants directly from the Company pursuant to a written subscription agreement for the purchase of Subscription Receipts or Units and for whose account such holder exercises sole investment discretion; and (c) was, and any beneficial purchaser for whose account such holder acquired the Warrants and is exercising the Warrants was, an Accredited Investor, both on the date the Subscription Receipts or the Units were purchased from the Company and on the date of the exercise of the Warrants; or

(c)	a written opinion of counsel of recognized standing in form and substance satisfactory to the Company to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the issuance of the Common Shares issuable on exercise of the Warrants.

  (3) No certificates representing Common Shares will be registered or delivered to an address in the United States unless the holder of the Warrants complies with the requirements of paragraph (b) or (c) of subsection 3.2(2).

Section 3.3 Transfer Fees and Taxes

If any of the Common Shares subscribed for are to be issued to a person or persons other than the Registered Warrantholder, the Registered Warrantholder shall execute the form of transfer and will comply with such reasonable requirements as the Warrant Agent may stipulate and will pay to the Company or the Warrant Agent on behalf of the Company, all applicable transfer or similar taxes and the Company will not be required to issue or deliver certificates evidencing Common Shares unless or until such Warrantholder shall have paid to the Company or the Warrant Agent on behalf of the Company, the amount of such tax or shall have established to the satisfaction of the Company and the Warrant Agent that such tax has been paid or that no tax is due.

Section 3.4 Effect of Exercise of Warrant Certificates

(1)          Upon the exercise of Warrants Certificates pursuant to and in compliance with Section 3.1 and subject to Section 3.2 and Section 3.3, the Common Shares to be issued pursuant to the Warrants exercised shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date unless the register shall be closed on such date, in which case the Common Shares subscribed for shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Common Shares, on the date on which such register is reopened. It is hereby understood that in order for persons to whom Common Shares are to be issued, to become holders of Common Shares of record on the Exercise Date, beneficial holders must commence the exercise process sufficiently in advance so that the Warrant Agent is in receipt of all items of exercise at least one Business Day prior to such Exercise Date.

(2)           Within five Business Days after the Exercise Date with respect to a Warrant, the Warrant Agent shall cause to be delivered or mailed to the person or persons in whose name or names the Warrant is registered or, if so specified in writing by the holder, cause to be delivered to such person or persons at the office of the Warrant Agent where the Warrant Certificate was surrendered, a certificate or certificates for the appropriate number of Common Shares subscribed for, or any other appropriate evidence of the issuance of Common Shares to such person or persons in respect of Common Shares issued under the book entry registration system.

Section 3.5   Partial Exercise of Warrants; Fractions

(1)      The holder of any Warrants may exercise his/her/its right to acquire a number of whole Common Shares less than the aggregate number which the holder is entitled to acquire. In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise, the holder of Warrants upon such exercise shall, in addition, be entitled to receive, without charge therefor, a new Warrant Certificate(s), bearing the same legend, if applicable, or other appropriate evidence of Warrants, in respect of the balance of the Warrants held by such holder and which were not then exercised.

(2)      Notwithstanding anything herein contained including any adjustment provisions contained in the Warrant Indenture, the Company shall not be required, upon the exercise of any Warrants, to issue fractions of Common Shares. Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares.

Section 3.6   Expiration of Warrants

Immediately after the Expiry Time, all rights under any Warrant in respect of which the right of acquisition provided for herein shall not have been exercised shall cease and terminate and each Warrant shall be void and of no further force or effect.

Section 3.7   Accounting and Recording

(1)          The Warrant Agent shall promptly account to the Company with respect to Warrants exercised, and shall promptly forward to the Company (or into an account or accounts of the Company with the bank or trust company designated by the Company for that purpose), all monies received by the Warrant Agent on the subscription of Common Shares through the exercise of Warrants. All such monies and any securities or other instruments, from time to time received by the Warrant Agent, shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent, the Warrantholders and the Company as their interests may appear.

(2)           The Warrant Agent shall record the particulars of Warrants exercised, which particulars shall include the names and addresses of the persons who become holders of Common Shares on exercise and the Exercise Date, in respect thereof. The Warrant Agent shall provide such particulars in writing to the Company within five Business Days of any request by the Company therefor.

Section 3.8 Securities Restrictions.

 Notwithstanding anything herein contained, Common Shares will be issued upon exercise of a Warrant only in compliance with the securities laws of any applicable jurisdiction.”

7.            The Table of Contents of the Original Warrant Indenture shall be deemed altered and amended to take into account the replacement of the entire aforementioned Article 3, Exercise of Warrants with the new Article 3, Exercise of Warrants as set forth herein and its related subsections.

8.            Schedule “A” – Form of Warrant Certificate to the Warrant Indenture is hereby replaced with Schedule “A” – Form of Warrant Certificate to this Third Supplemental Warrant Indenture;

9.            The Warrant Indenture shall be and continue to be in full force and effect, unamended, except as provided in the First Supplemental Warrant Indenture, the Second Supplemental Warrant Indenture and herein, and the Company hereby confirms the Warrant Indenture in all other respects;

10.          This Third Supplemental Warrant Indenture shall be governed by and construed in accordance with the laws of the Province of Ontario and shall be binding upon the parties hereto and their respective successors and assigns; and

11.          This Third Supplemental Warrant Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the date first written above.

[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed this Third Supplemental Warrant Indenture under the hands of their proper officers in that behalf.

SANDSTORM GOLD LTD.

Per: “Erfan Kazemi” Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: “Nicole Clement” Authorized Signing Officer

Per: “Derek Lim” Authorized Signing Officer

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SCHEDULE “A”, FORM OF WARRANT CERTIFICATE,

TO THE THIRD SUPPLEMENTAL WARRANT CERTIFICATE

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ON OR BEFORE 5:00 P.M. (TORONTO TIME) ON APRIL 23, 2014 AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

[For U.S. Persons, persons in the United States or persons for the account or benefit of a U.S. Person or a person in the United States, the following legend is also applied]

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE ON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF SANDSTORM GOLD LTD. (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION OTHERWISE EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND WARRANT AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY’S REGISTRAR AND WARRANT AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”

“THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “U.S. PERSON” AND “UNITED STATES” HAVE THE RESPECTIVE MEANINGS ASCRIBED THERETO IN REGULATION S UNDER THE U.S. SECURITIES ACT.”

COMMON SHARE PURCHASE WARRANTS

OF

SANDSTORM GOLD LTD.

(incorporated under the laws of the Province of British Columbia)

Warrant Certificate No. ●	Representing ● Warrants to acquire Common Shares CUSIP 80013R115 ISIN CA80013R1156

THIS CERTIFIES that, for value received, the registered holder hereof,

●

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(the “holder”) is entitled at any time prior to 5:00 p.m. (Toronto time) on April 23, 2014, to subscribe for Common Shares of Sandstorm Gold Ltd. (the “Company”) on the basis of one (1) Common Share for every five (5) Warrants exercised hereunder, by surrendering to Computershare Trust Company of Canada (the “Warrant Agent”) at its principal stock transfer offices in Vancouver, British Columbia or Toronto, Ontario this Warrant Certificate with a subscription in the form of the attached Subscription Form duly completed and executed and accompanied by payment of U.S.$3.00 per Common Share, subject to adjustment in certain events, (the “Exercise Price”) by certified cheque, bank draft or money order in lawful money of the United States payable to or to the order of the Company at par in Vancouver, British Columbia or Toronto, Ontario. The holder of this Warrant Certificate may purchase less than the number of Common Shares which the holder is entitled to purchase on the exercise of the Warrants represented by this Warrant Certificate, in which event a new Warrant Certificate representing the Warrants not then exercised will be issued to the holder.

The Warrants represented by this certificate shall be deemed to have been surrendered, and payment by certified cheque, bank draft or money order shall be deemed to have been made, only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its principal stock transfer offices in Vancouver, British Columbia or Toronto, Ontario.

This Warrant Certificate represents Warrants issued under the provisions of the Warrant Indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of April 23, 2009 between the Company and the Warrant Agent, as supplemented by the First Supplemental Warrant Indenture dated October 14, 2009, the Second Supplemental Warrant Indenture dated May 9, 2012 and the Third Supplemental Warrant Indenture dated February 14, 2014 between the Company and the Warrant Agent, which contain particulars of the rights of the holders of the Warrants and the Company and of the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. A copy of the Warrant Indenture, the First Supplemental Warrant Indenture, the Second Supplemental Warrant Indenture and the Third Supplemental Warrant Indenture are available for inspection at the principal offices of the Warrant Agent in Vancouver, British Columbia and Toronto, Ontario. Capitalized terms used in this Warrant Certificate and not otherwise defined shall have the meanings ascribed thereto in the Warrant Indenture, as supplemented. In the event of any inconsistency between the provisions of the Warrant Indenture (and any amendments thereto and instruments supplemental thereto) and the provisions of this Warrant Certificate, the provisions of the Warrant Indenture shall prevail.

No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Warrant Agent executed by the registered holder or its executors, administrators or other legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent.

Upon due exercise of the Warrants represented by this Warrant Certificate and payment of the Exercise Price, the Company shall cause to be issued, within five Business Days after the exercise of the Warrants represented by this Warrant Certificate, to the person(s) in whose name(s) the Common Shares so subscribed for are to be issued, the number of Common Shares, as fully paid and non-assessable and Certificate(s) representing such Common Shares and such person(s) shall become a holder in respect of such Common Shares with effect from the date of such exercise and upon due surrender of this Warrant Certificate.

The Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the Exercise Price in certain events therein set forth.

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The Warrant Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by Warrantholders holding a specified percentage of Warrants outstanding.

The Warrants represented hereby and the Common Shares issuable upon the exercise hereof, have not been registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and the Warrants evidenced by this Warrant Certificate may not be exercised unless the holder hereof provides the Company with a written certification in the form as set forth on the Subscription Form on the reverse side of this Warrant Certificate.

The Warrants and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Ontario and the federal laws applicable therein and shall be treated in all respects as Ontario contracts. Time shall be of the essence hereof and of the Warrant Indenture.

This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by its duly authorized officer as of the day of , .

SANDSTORM GOLD LTD.

By: ________________________________
Authorized Signing Officer

By: ________________________________
Authorized Signing Officer

This Warrant Certificate represents Warrants referred to in the Warrant Indenture within mentioned.

Countersigned by:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	_______________________________ Authorized Signing Officer

Date of Certification:	_____________________________

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TRANSFER FORM

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO: Sandstorm Gold Ltd. (the “Company”) c/o Computershare Trust Company of Canada (the “Warrant Agent”) 2nd Floor, 510 Burrard Street Vancouver, BC V6C 3B9

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

(name)

(address)

________________of the Warrants registered in the name of the undersigned represented by the within certificate and hereby appoints ___________________________________________ as its attorney with full power of substitution to transfer the said Warrants on the appropriate register of the Warrant Agent.

In connection with this transfer, the undersigned transferee hereby represents, warrants and certifies that it (i) is not a U.S. Person (as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended), (ii) at the time of transfer is not within the United States, and (iii) is not acquiring any of the Warrants represented by this Warrant Certificate by or on behalf of any U.S. Person or person within the United States.

DATED this _____ day of ____________, 20___.

Signature Guaranteed	Name of Warrantholder

Name of Authorized Representative	Signature of Warrantholder or Authorized Representative

Title or Capacity of Authorized Representative	Daytime Phone Number of Warrantholder or Authorized Representative

Instructions:

The signature of the Warrantholder must be the signature of the registered holder appearing on the face of this Warrant Certificate.

If this Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, this Transfer Form must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Company, acting reasonably.

The signature on this Transfer Form must be guaranteed by a Canadian chartered bank, a Canadian trust company, medallion guaranteed by a recognized medallion signature guarantee program or in any other manner satisfactory to the Warrant Agent. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the “Medallion Signature Guarantee Program” only.

A-5

SUBSCRIPTION FORM

TO: Sandstorm Gold Ltd. c/o Computershare Trust Company of Canada 2nd Floor, 510 Burrard Street Vancouver, BC V6C 3B9

 The undersigned holder of the within Warrants hereby irrevocably subscribes for                     Common Shares of Sandstorm Gold Ltd. (the “Company”) at the Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Warrant Indenture and encloses herewith a certified cheque, bank draft or money order payable at par in Vancouver, British Columbia or Toronto, Ontario to the order of Sandstorm Gold Ltd. in payment in full of the subscription price of the number of Common Shares hereby subscribed for.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

is not in the United States; (ii) is not a “U.S. person” as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and is not exercising the Warrants on behalf of a “U.S. person”; and (iii) did not execute or deliver this exercise form in the United States (other than by a person whose execution or delivery of the exercise form in the United States is deemed to be in an “offshore transaction” under Regulation S by virtue of the applicability of section 902(h)(3) of Regulation S);
☐	A.	The undersigned holder (i) at the time of exercise of the Warrants

☐	B.	The undersigned holder (A) purchased Subscription Receipts or Units directly from the Company for its own account or the account of another “accredited investor”, as that term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act (an “Accredited Investor”), pursuant to a written agreement for the purchase of Subscription Receipts of the Company exercisable to acquire one Common Share and one-half of one Warrant, or pursuant to a written agreement for the purchase of Units of the Company comprised of one Common Share and one-half of one Warrant, as the case may be; (B) is exercising the Warrants solely for its own account or the account of such other Accredited Investor, (C) was an Accredited Investor, both on the date the Subscription Receipts or the Units were purchased from the Company and on the date of the exercise of the Warrants, and (D) if the Warrants are being exercised on behalf of another person, represents, warrants and certifies that such person was the beneficial purchaser for whose account the undersigned holder originally acquired the Subscription Receipts or the Units pursuant to which the Warrants were acquired and was an Accredited Investor, both on the date the Subscription Receipts or the Units were purchased from the Company and on the date of the exercise of the Warrants; or

☐	C.	The undersigned holder has delivered to the Company an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and in form and substance satisfactory to the Company) to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

A-6

Notes	(1)	Certificates will not be registered or delivered to an address in the United States unless Box B or C above is checked
	(2)	If Box C above is checked, holders are encouraged to consult with the Company in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Company. The undersigned hereby directs that the said Common Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

(Please print.)

DATED this _____ day of ____________, 20___.

Signature Guaranteed	Name of Warrantholder

Name of Authorized Representative	Signature of Warrantholder or Authorized Representative

Title or Capacity of Authorized Representative	Daytime Phone Number of Warrantholder or Authorized Representative

☐	Please check this box if the securities are to be picked up at the office where the Warrant Certificate is surrendered, failing which the securities will be mailed to the address indicated above.

Instructions:

The signature of the Warrantholder must be the signature of the registered holder appearing on the face of this Warrant Certificate.

If this Subscription Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, this Subscription Form must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Company, acting reasonably.

The signature on this Subscription Form must be guaranteed by a Canadian chartered bank, a Canadian trust company, medallion guaranteed by a recognized medallion signature guarantee program or in any other manner satisfactory to the Warrant Agent. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the “Medallion Signature Guarantee Program” only.

If securities are to be issued to a person other than the registered holder, the Subscription Form must be completed and the holder must pay or cause to be paid to the Company or the Warrant Agent all applicable transfer or similar taxes, if any, and the Company shall not be required to issue or deliver certificates evidencing the Common Shares and, if applicable, the Warrants, unless and until such holder shall have paid to the Company or the Warrant Agent the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that no tax is due.